Gleantap, Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years Ended December 31, 2019 & 2018



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Gleantap, Inc.

We have reviewed the accompanying financial statements of the company which comprise the balance sheet as of December 31, 2019 & 2018 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years and months then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Vince Mongio, CPA, CIA, CFE, MACC
July 15th, 2020
Vincenzo Mongio

2

Gleantap, Inc.
Balance Sheet
As of December 31, 2019 and 2018

	AS OF DEC 31, 2019	AS OF DEC 31, 2018 (PY)
Assets		
Current Assets		
Cash and Cash Equivalents	$ 163,459	$ 30,399
Accounts Receivable	$ 10,628	$ -
Prepaid Expenses	$ 1,030	$ -
Income Tax Receivable	$ 780	$ -
Total Current Assets	$ 175,897	$ 30,399
Total Assets	$ 175,897	$ 30,399
Liabilities		
Current Liabilities		
Accounts Payable	$ 25,250	$ 34,559
3rd Party Loans Payable	$ 35,898	$ -
Loans from Shareholder	$ 13,770	$ 667
Accrued Interest	$ 776	$ -
Total Current Liabilities	$ 75,694	$ 35,226
Long-Term Liabilities		
Future Equity Obligations	$ 254,679	$ -
Total Long-Term Liabilities	$ 254,679	$ -
Total Liabilities	$ 330,373	$ 35,226
Equity		
Common Stock	$ 9	$ 9
Additional Paid in Capital	$ 991	$ 991
Accumulated Deficit	$ (155,475)	$ (5,827)
Total Equity	$ (154,475)	$ (4,827)
Total Liabilities and Equity	$ 175,897	$ 30,399

Gleantap, Inc.
Statement of Operations
Years Ended December 31, 2019 and 2018

	AS OF DEC 31, 2019		AS OF DEC 31, 2018 (PY)	
Revenue	$	392,318	$	131,171
Refunds	$	(3,087)	$	-
Cost of Revenue	$	133,822	$	46,523
Gross Profit	$	255,409	$	84,648
Operating Expenses				
General and Administrative	$	199,364	$	51,277
Advertising and Marketing	$	132,988	$	39,185
Research and Development	$	67,003	$	-
Interest Expense Amortization	$	5,702	$	14
Total Operating Expenses	$	405,057	$	90,476
Net Loss from Operations	$	(149,648)	$	(5,827)

Gleantap, Inc.
Statement of Cashflows
Years Ended December 31, 2019 and 2018

	AS OF DEC 31, 2019	AS OF DEC 31, 2018 (PY)
Cash Flows from Operating Activities		
Net Loss	$ (149,648)	$ (5,827)
Changes in operating assets and liabilities		
Accounts receivable	$ (10,628)	$ -
Prepaid expenses	$ (1,031)	$ -
Other receivables	$ (780)	$ -
Accrued expenses	$ 776	$ -
Credit cards payable	$ (9,309)	$ 34,559
Net cash provided by (used in) operating activities	$ (170,620)	$ 28,732
Investing Activities	$ -	$ -
Cash Flows from Financing Activities		
Proceeds from long-term debt	$ 56,039	$ -
Payments of long-term debt	$ (20,141)	$ -
Proceeds from related party notes payable	$ 17,324	$ 667
Payments of related party notes payable	$ (4,221)	$ -
Issuance of stock	$ -	$ 1,000
Proceeds from crowdfunding	$ 254,679	$ -
Net cash provided by financing activities	$ 303,680	$ 1,667
Net Increase in Cash and Cash Equivalents	$ 133,060	$ 30,399
Cash and Cash Equivalents - Beginning of Period	$ 30,399	$ -
Cash and Cash Equivalents - End of Period	$ 163,459	$ 30,399

Gleantap, Inc.
Statement of Changes in Shareholder's Equity
Years Ended December 31, 2019 and 2018

	Common Stock		Accumulated paid in capital	Accumulated Deficit	Total Stockholder Equity
	# of Shares	Amount	Amount		
As of 1/1/18					$ -
Net Loss				$ (5,827)	$ (5,827)
Stock Issuances	90,000	$ 9	$ 991		$ 1,000
As of 12/31/2018	90,000	$ 9	$ 991	$ (5,827)	$ (4,827)
Net Loss				$ (149,648)	$ (149,648)
As of 12/31/2019	90,000	$ 9	$ 991	$ (155,475)	$ (154,475)

Gleantap, Inc.
Notes to Financial Statements
December 31, 2019 and 2018

Note 1 – Organization and Nature of Activities

Gleantap, Inc. (“the Company”) is a corporation formed under the laws of the State of Delaware. The Company provides technology to fitness clubs to acquire, engage & retain more members faster. The company is headquartered in Austin, Texas.

The Company will conduct an additional equity crowdfunding offering during the third quarter of 2020 for the purposes of raising operating capital.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

Our consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). Our fiscal year ends on December 31. The company has no interest in variable interest entities.

Use of Estimates

The preparation of the financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and reported amounts of financial assets and liabilities. These judgements, estimates, and assumptions also affect the revenues, expenses and provisions and may not culminate in actual performance.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue

The Company recognize revenues when (a) persuasive evidence that an agreement exists; (b) performance obligations have been fulfilled; (c) the prices are fixed and determinable; and (d) collection of the amounts due is reasonably assured. The company reduces revenue reported by reserving for sales that are expected to be reversed via customer concessions or refunds. This calculation is based on historical data.

Cost of Revenue

Cost of revenues primarily consists of expenses related to delivering our service and providing support, including the costs of data center capacity, certain fees paid to various third parties for the use of their technology, services and data.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

Selling, General, and Administrative

Selling, general, and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, and other miscellaneous expenses.

Income Taxes

The Company is subject to Corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. Due to the recently enacted Tax Cuts and Jobs Act, any NOLs will be limited to 80% of taxable income generated in future years.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date.

Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable units and minimizes the use of unobse1vable inputs by requiring that the most observable inputs be used when available.

Observable inputs include inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Dec 31, 2019. The respective carrying value of certain on balance-sheet financial instruments approximated their fair values.

Note 3 – Debt

Future Equity Obligations – Crowd Note

During the period ending December 31, 2019, the Company entered into $254,679 of Crowd Notes with third parties. The agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company per the terms of the agreement. Each agreement is subject to a valuation cap. The valuation caps of the agreements entered were $3.5M - $5M.

Per the terms of the Agreements entered into, if there is an equity financing before the expiration or termination of this instrument, the Company will automatically issue to the Investors a number of shares of the Company's non-voting preferred stock at a price based on the lower of a (A) a 20% discount to the price per share paid for Preferred Stock by investors in the Qualified Equity Financing or (B) the price per share based on a $3.5 - $5M million valuation cap. Investors may have the right to a cash out payment in the event of a sale of the company's assets

3rd Party Loans – Advance Repayable

For the year ended 12/31/19, the company received additional funds of $16K via an advance payable agreement. The payment terms call for $2k in interest to be paid over the life of the advances which are indefinite and contingent upon the sales generated by the company. The company is to repay the lender 20% of sales. The balance for this loan is $11.5k as of 12/31/19

3rd Party Loans – Line of credit/credit cards

The company has revolving and fixed lines of credit that bear interest at a rate of 5% to 39% per annum. The company is current on all payments.

Debt Maturities in the 5 years subsequent to 12/31/19		
Instrument	Principal	Maturity Year
3rd Party Loans	$ 35,898	2020

Loans from Founder

The company has received $13,770 in funds from the Founder under an advance repayable agreement as of December 31, 2019. The payment terms call for $0 interest paid over the life of the advances. The Company is to repay the lender amounts due in the future at the discretion of the Company.

Note 4 – Contingencies, Compliance Laws, and Regulations

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

Note 5 - Stockholder's Equity

The company has authorized 10,000,000 shares of common stock with a par value of $.0001 of which 90,000 shares of common stock were issued and outstanding. The Founder holds 85,000 of the authorized, issued, and outstanding shares.

No other shareholder maintains greater than 10% of the fully diluted stock of the Company as of December 31, 2019.

Note 6 - Related Party Transactions

The Founder is the lender of the advances mentioned in Note 3.

Note 7 - Subsequent Events

The Company has evaluated events subsequent to December 31, 2019 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through July 15, 2020, the date these financial statements were available to be issued. On June 9th 2020 the company entered into a new advance repayable agreement in the amount of $39,000 after satisfying the previous loan. The amount to be repaid is $44,850 and is to be satisfied by the lender receiving 20% of sales until the balance is repaid.

Covid-19 has cause several of our customers to shut down operations and in turn negatively affecting our results of operations. We believe the effects are temporary and have been offset by positive results from our new product offerings. We have evaluated these events to be non-adjusting to the financial statements presented herein.

Note 8 - Risks and Uncertainties

Like all businesses, the company is subject to risks and uncertainties, some of which are be described as follows:

COVID-19: Since December 31, 2019 the spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetay1 and fiscal interventions to stabilize economic conditions.

As mentioned in Note 7, the company has been negatively impacted by COVID 19. The Company has determined that these events are non-adjusting subsequent events. Accordingly, the financial position and results of operations as of and for the year ended 31 December 2019 have not been adjusted to reflect their impact.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods. Note: this disclosure assumes there is no significant doubt about the entity 's ability to continue as a going concern.

As a startup, our CEO is considered key personnel. Anything preventing his regular involvement would temporarily hinder operations.

While processes are constantly being developed to create standard procedures, our CEO currently plays a major role in operations. Should health issues prevent his involvement, the business will likely incur a period of reduced output and operations.

If we do not develop successful new services or improve existing ones, our business will suffer.

Our ability to engage, retain, and increase our user base and to generate our revenue will depend heavily on our ability to successfully create or improve services both independently and together with third parties. We may introduce significant changes to our existing services or develop and introduce new and unproven services, including technologies with which we have little or no prior development or operating experience.

We are an emerging growth company, and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors.

We are an emerging growth company, and, for as long as we continue to be an emerging growth company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to "emerging growth companies," including: not being required to have our independent registered public accounting firm audit our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act; reduced disclosure obligations regarding executive compensation in our periodic reports and annual report on Form 10-K; and exemptions from the requirements of holding nonbinding advisory votes on executive compensation and stockholder approval of any golden parachute payments not previously approved. We can continue to be an emerging growth company, as defined in the JOBS Act, for up to five years following our IPO.